SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position - Asset	3
Statement of Financial Position - Liabilities	4
Income Statement	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statements of Changes in Equity
01/01/2017 to 03/31/2017	10
01/01/2016 to 03/31/2016	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Interim Financial Information	20
Comments on the Company’s Projections	76
Other Information Deemed as Relevant by the Company	77
Reports and Statements
Unqualified Reports on Special Review	79

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	03/31/2017
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 80

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Payment	Class of Share	Earnings per Share
						(Reais / share)
Board of Directors’	03/27/2017	Interest on Capital		Common		1.20480
Meeting

PAGE: 2 of 80

ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO       Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2017	12/31/2016
1	Total Assets	37,298,458	36,745,034
1.01	Current Assets	3,988,042	3,823,635
1.01.01	Cash and Cash Equivalents	1,983,822	1,886,221
1.01.03	Accounts Receivable	1,788,876	1,760,025
1.01.03.01	Trade Receivables	1,580,821	1,557,472
1.01.03.02	Other Receivables	208,055	202,553
1.01.03.02.01	Related-Party Balances and Transactions	208,055	202,553
1.01.04	Inventories	64,085	58,002
1.01.06	Recoverable Taxes	14,195	42,633
1.01.06.01	Current Recoverable Taxes	14,195	42,633
1.01.08	Other Current Assets	137,064	76,754
1.01.08.03	Other	137,064	76,754
1.01.08.03.01	Restricted Cash	21,999	24,078
1.01.08.03.20	Other Receivables	115,065	52,676
1.02	Noncurrent Assets	33,310,416	32,921,399
1.02.01	Long-Term Assets	1,254,765	1,283,164
1.02.01.03	Accounts Receivable	161,786	153,834
1.02.01.03.01	Trade Receivables	161,786	153,834
1.02.01.06	Deferred Taxes	175,320	186,345
1.02.01.06.01	Deferred Income Tax and Social Contribution	175,320	186,345
1.02.01.08	Receivables from Related Parties	647,891	669,156
1.02.01.08.03	Receivables from Controlling Shareholders	647,891	669,156
1.02.01.09	Other Noncurrent Assets	269,768	273,829
1.02.01.09.04	Escrow Deposits	65,089	77,915
1.02.01.09.05	ANA – Water National Agency	82,676	81,221
1.02.01.09.20	Other Receivables	122,003	114,693
1.02.02	Investments	90,904	89,064
1.02.02.01	Equity Investments	32,966	31,096
1.02.02.01.04	Other Equity Investments	32,966	31,096
1.02.02.02	Investment Properties	57,938	57,968
1.02.03	Property, Plant and Equipment	284,180	302,383
1.02.04	Intangible Assets	31,680,567	31,246,788
1.02.04.01	Intangible Assets	31,680,567	31,246,788
1.02.04.01.01	Concession Contracts	8,940,391	8,864,607
1.02.04.01.02	Program Contracts	7,438,613	7,399,237
1.02.04.01.03	Service Contracts	14,854,473	14,552,707
1.02.04.01.04	Software License	447,090	430,237

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

Code	Description	Current Quarter	Previous Year
		03/31/2017	12/31/2016
2	Total Liabilities	37,298,458	36,745,034
2.01	Current Liabilities	4,369,417	4,302,508
2.01.01	Labor and Pension Plan Liabilities	454,654	458,299
2.01.01.01	Social Security Liabilities	24,925	43,257
2.01.01.02	Labor Liabilities	429,729	415,042
2.01.02	Trade Payable	201,694	311,960
2.01.02.01	Domestic Suppliers	201,694	311,960
2.01.03	Tax Liabilities	168,754	168,757
2.01.03.01	Federal Tax Liabilities	157,046	159,176
2.01.03.01.01	Income Tax and Social Contribution Paid	32,547	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	68,866	49,132
2.01.03.01.03	INSS (social security contribution) Payable	35,061	35,376
2.01.03.01.20	Other Federal Taxes	20,572	74,668
2.01.03.02	State Tax Liabilities	3,346	0
2.01.03.03	Municipal Tax Liabilities	8,362	9,581
2.01.04	Borrowings and Financing	1,444,967	1,246,567
2.01.04.01	Borrowings and Financing	586,499	635,701
2.01.04.01.01	In Local Currency	219,680	269,042
2.01.04.01.02	In Foreign Currency	366,819	366,659
2.01.04.02	Debentures	843,985	595,952
2.01.04.03	Financing through Finance Lease	14,483	14,914
2.01.05	Other Liabilities	1,386,385	1,386,591
2.01.05.01	Payables to Related Parties	1,306	1,853
2.01.05.01.03	Payables to Controlling Shareholders	1,306	1,853
2.01.05.02	Other	1,385,079	1,384,738
2.01.05.02.01	Dividends and Interest on Capital Payable	700,034	700,034
2.01.05.02.04	Services Payable	437,215	460,054
2.01.05.02.05	Refundable Amounts	13,331	12,240
2.01.05.02.06	Program Contract Commitments	110,098	109,042
2.01.05.02.07	Public-Private Partnership - PPP	32,533	31,898
2.01.05.02.09	Indemnities	10,262	9,379
2.01.05.02.20	Other Payables	81,606	62,091
2.01.06	Provisions	712,963	730,334
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	177,593	180,165
2.01.06.01.01	Tax Provisions	32,698	27,677
2.01.06.01.02	Social Security and Labor Provisions	45,324	47,873
2.01.06.01.04	Civil Provisions	99,571	104,615
2.01.06.02	Other Provisions	535,370	550,169
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	10,815	10,691
2.01.06.02.04	Provisions for Customers	453,925	462,965
2.01.06.02.05	Provisions for Suppliers	70,630	76,513
2.02	Noncurrent Liabilities	16,835,468	17,023,315
2.02.01	Borrowings and Financing	10,296,502	10,717,576
2.02.01.01	Borrowings and Financing	7,330,629	7,244,771
2.02.01.01.01	In Local Currency	2,121,180	1,951,067
2.02.01.01.02	In Foreign Currency	5,209,449	5,293,704

PAGE: 4 of 80

ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

Code	Description	Current Quarter	Previous Year
		31/03/2017	31/12/2016
2.02.01.02	Debentures	2,426,175	2,935,203
2.02.01.03	Financing through Finance Lease	539,698	537,602
2.02.02	Other Payables	6,066,120	5,862,998
2.02.02.02	Other	6,066,120	5,862,998
2.02.02.02.04	Pension Plan Liabilities	3,288,029	3,265,250
2.02.02.02.05	Program Contract Commitments	70,573	69,051
2.02.02.02.06	Public-Private Partnership - PPP	2,394,656	2,217,520
2.02.02.02.07	Indemnities	13,163	11,247
2.02.02.02.08	Labor Liabilities	29,847	29,625
2.02.02.02.09	Deferred COFINS / PASEP	137,771	138,071
2.02.02.02.20	Other Payables	132,081	132,234
2.02.04	Provisions	472,846	442,741
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	293,925	287,590
2.02.04.01.01	Tax Provisions	39,835	39,234
2.02.04.01.02	Pension Plan and Labor Provisions	240,216	234,338
2.02.04.01.04	Civil Provisions	13,874	14,018
2.02.04.02	Other Provisions	178,921	155,151
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	149,142	138,431
2.02.04.02.04	Provisions for Customers	12,363	12,074
2.02.04.02.05	Provisions for Suppliers	17,416	4,646
2.03	Equity	16,093,573	15,419,211
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	6,244,859	6,244,859
2.03.04.01	Legal Reserve	932,310	932,310
2.03.04.08	Additional Dividend Proposed	62,719	62,719
2.03.04.10	Reserve for Investments	5,249,830	5,249,830
2.03.05	Retained Earnings/Accumulated Losses	674,362	0
2.03.06	Other Comprehensive Income	-825,648	-825,648

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO Version : 1

Parent Company’s Financial Statements / Income Statements

(R$ thousand)
Code	Description	YTD Current Year	YTD Previous Year
		01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
3.01	Revenue from Sales and/or Services	3,558,825	3,027,842
3.02	Cost of Sales and/or Services	-2,061,416	-1,941,276
3.02.01	Cost of Sales and/or Services	-1,354,187	-1,328,890
3.02.02	Construction Cost	-707,229	-612,386
3.03	Gross Profit	1,497,409	1,086,566
3.04	Operating Income/Expenses	-465,380	-457,903
3.04.01	Selling Expenses	-238,680	-205,278
3.04.02	General and Administrative Expenses	-239,134	-260,194
3.04.04	Other Operating Income	8,697	7,629
3.04.04.01	Other Operating Income	11,568	10,144
3.04.04.02	COFINS and PASEP	-2,871	-2,515
3.04.05	Other Operating Expenses	1,867	-2,147
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	2,066	931
3.04.05.04	Surplus Cost of Electricity Sold	0	-2,955
3.04.05.20	Other	-199	-123
3.04.06	Equity Results	1,870	2,087
3.05	Income before Financial Result and Taxes	1,032,029	628,663
3.06	Financial Result	3,798	340,160
3.06.01	Financial Income	80,898	140,236
3.06.01.01	Financial Income	84,551	146,752
3.06.01.02	Exchange Gains	279	39
3.06.01.03	COFINS and PASEP	-3,932	-6,555
3.06.02	Financial Expenses	-77,100	199,924
3.06.02.01	Financial Expenses	-166,488	-283,356
3.06.02.02	Exchange Adjustments On Liabilities	89,388	483,280
3.07	Earnings Before Income Tax	1,035,827	968,823
3.08	Income Tax and Social Contribution	-361,465	-340,034
3.08.01	Current	-350,440	-338,989
3.08.02	Deferred	-11,025	-1,045
3.09	Net Result from Continued Operations	674,362	628,789
3.11	Profit/Loss for the Period	674,362	628,789
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.98662	0.91994
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.98662	0.91994

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO       Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)
Code	Description	YTD Current Year	YTD Previous Year
		01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
4.01	Net Income for the Period	674,362	628,789
4.3	Comprehensive Income for the Period	674,362	628,789

PAGE: 7 of 80

ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO       Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)
Code	Description	YRD Current Year	YTD Previous Year
		01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
6.01	Net Cash from Operating Activities	763,612	732,647
6.01.01	Cash from Operations	1,636,617	1,212,445
6.01.01.01	Profit (Loss) before Income Tax and Social Contribution	1,035,827	968,823
6.01.01.02	Provision and Inflation Adjustments on Provisions	62,657	122,301
6.01.01.04	Finance Charges from Customers	-60,716	-67,055
6.01.01.05	Residual Value of Property, Plant and Equipment,	11,314	339
	Intangible Assets and Investment Properties Written-off
6.01.01.06	Depreciation and Amortization	331,948	284,656
6.01.01.07	Interest on Borrowings and Financing Payable	90,640	136,821
6.01.01.08	Monetary and Exchange Change on Borrowings and	-67,648	-430,351
	Financing
6.01.01.09	Interest and Monetary Changes on Liabilities	2,950	9,967
6.01.01.10	Interest and Monetary Changes on Assets	-10,569	-50,977
6.01.01.11	Allowance for Doubtful Accounts	86,136	56,078
6.01.01.12	Provision for Consent Decree (TAC)	2,314	1,073
6.01.01.13	Equity Results	-1,870	-2,087
6.01.01.14	Provision for Sabesprev Mais	0	2,277
6.01.01.15	Other Adjustments	-12,295	-6,900
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	104,360	97,402
6.01.01.17	Construction Margin over Intangible Assets Resulting from	-15,699	-12,894
	Concession Contracts
6.01.01.18	Pension Plan Liabilities	77,268	102,972
6.01.02	Changes in Assets and Liabilities	-387,509	-205,275
6.01.02.01	Trade Receivables	-49,660	-90,341
6.01.02.02	Related-Party Balances and Transactions	16,050	17,534
6.01.02.03	Inventories	-6,047	7,242
6.01.02.04	Recoverable Taxes	28,438	61,897
6.01.02.05	Other Receivables	-71,154	-32,345
6.01.02.06	Escrow Deposits	16,047	9,422
6.01.02.08	Contractors and Suppliers	-29,084	-5,380
6.01.02.09	Payroll, Provisions and Social Contribution	-5,959	19,538
6.01.02.10	Pension Plan Liabilities	-54,489	-42,827
6.01.02.11	Taxes and Contributions Payable	-78,771	-85,300
6.01.02.12	Services Payable	-127,199	-1,705
6.01.02.13	Other Liabilities	24,542	-12,079
6.01.02.14	Provisions	-49,923	-52,287
6.01.02.15	Deferred COFINS/PASEP	-300	1,356
6.01.03	Other	-485,496	-274,523
6.01.03.01	Interest Paid	-213,824	-228,369
6.01.03.02	Income Tax and Social Contribution Paid	-271,672	-46,154
6.02	Net Cash from Investing Activities	-529,408	-411,287
6.02.01	Acquisition of Intangible Assets	-520,886	-400,978
6.02.02	Acquisition of Property, Plant and Equipment	-10,601	-12,906
6.02.04	Restricted Cash	2,079	2,597
6.03	Net Cash from Financing Activities	-136,603	-528,698

PAGE: 8 of 80

ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO       Version : 1

Parent Company’s Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)
Code	Description	YRD Current Year	YTD Previous Year
		01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
6.03.01	Funding	275,208	174,708
6.03.02	Amortization	-403,698	-662,193
6.03.04	Public-Private Partnership - PPP	-7,741	-8,111
6.03.05	Program Contract Commitments	-372	-33,102
6.05	Increase (Decrease) in Cash and Cash Equivalents	97,601	-207,338
6.05.01	Opening Cash and Cash Equivalents	1,886,221	1,639,214
6.05.02	Closing Cash and Cash Equivalents	1,983,822	1,431,876

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO       Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2017 to 03/31/2017

(R$ thousand)
Code	Description	Paid-up	Capital Reserves,	Profit Reserves	Retained Earnings /	Other Comprehensive	Total Equity
		Capital	Options Granted and		Accumulated Losses	Income
			Treasury Shares
5.01	Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.03	Restated Opening Balances	10,000,000	0	6,244,859	0	-825,648	15,419,211
5.05	Total Comprehensive Income	0	0	0	674,362	0	674,362
5.05.01	Net Income for the Period	0	0	0	674,362	0	674,362
5.07	Closing Balances	10,000,000	0	6,244,859	674,362	-825,648	16,093,573

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO       Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 01/01/2016 to 03/31/2016

(R$ thousand)
Code	Description	Paid-up	Capital Reserves,	Profit Reserves	Retained Earnings /	Other Comprehensive	Total Equity
		Capital	Options Granted and		Accumulated Losses	Income
			Treasury Shares
5.01	Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.03	Restated Opening Balances	10,000,000	0	4,069,988	0	-353,382	13,716,606
5.05	Total Comprehensive Income	0	0	0	628,789	0	628,789
5.05.01	Net Income for the Period	0	0	0	628,789	0	628,789
5.07	Closing Balances	10,000,000	0	4,069,988	628,789	-353,382	14,345,395

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO       Version : 1

Parent Company’s Financial Statements / Statement of Value Added

(R$ thousand)
Code	Description	YTD Current Year	YTD Previous Year
		01/01/2017 to 03/31/2017	01/01/2016 to 03/31/2016
7.01	Revenue	3,677,651	3,149,974
7.01.01	Operating Revenue	3,029,291	2,570,628
7.01.02	Other Revenue	11,568	10,144
7.01.03	Revenue from Construction	722,928	625,280
7.01.04	Allowance for/Reversal of Doubtful Accounts	-86,136	-56,078
7.02	Inputs Acquired from Third Parties	-1,257,582	-1,266,547
7.02.01	Costs of Sales and Services	-1,055,933	-1,059,023
7.02.02	Materials, Electricity, Outside Services and Others	-203,516	-205,377
7.02.04	Other	1,867	-2,147
7.03	Gross Value Added	2,420,069	1,883,427
7.04	Retentions	-331,948	-284,656
7.04.01	Depreciation, Amortization and Depletion	-331,948	-284,656
7.05	Net Value Added Produced	2,088,121	1,598,771
7.06	Wealth Received in Transfer	86,700	148,878
7.06.01	Equity Results	1,870	2,087
7.06.02	Finance Income	84,830	146,791
7.07	Total Value Added to Distribute	2,174,821	1,747,649
7.08	Value Added Distribution	2,174,821	1,747,649
7.08.01	Personnel	541,307	534,056
7.08.01.01	Salaries and Wages	363,315	335,347
7.08.01.02	Benefits	146,150	168,305
7.08.01.03	Government Severance Indemnity Fund for Employees	31,842	30,404
	(FGTS)
7.08.02	Taxes and Contributions	698,920	638,401
7.08.02.01	Federal	666,858	610,576
7.08.02.02	Sate	21,586	19,410
7.08.02.03	Municipal	10,476	8,415
7.08.03	Value Distributed to Providers of Capital	260,232	-53,597
7.08.03.01	Interest	243,323	-76,207
7.08.03.02	Rental	16,909	22,610
7.08.04	Value Distributed to Shareholders	674,362	628,789
7.08.04.03	Retained Earnings / Accumulated Loss for the Period	674,362	628,789

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO       Version : 1

Comments on the Company’s Performance

1.	Financial highlights

					R$ million
		1Q17	1Q16	Chg. (R$)%
	Gross operating revenue	3,029.3	2,570.6	458.7	17.8
	Construction revenue	722.9	625.3	97.6	15.6
	COFINS and PASEP taxes	(193.4)	(168.1)	(25.3)	15.1
(=)	Net operating revenue	3,558.8	3,027.8	531.0	17.5
	Costs and expenses	(1,832.0)	(1,794.4)	(37.6)	2.1
	Construction costs	(707.2)	(612.4)	(94.8)	15.5
	Equity result	1.8	2.1	(0.3)	(14.3)
	Other operating revenue (expenses), net	10.6	5.5	5.1	92.7
(=)	Earnings before financial result, income tax and social contribution	1,032.0	628.6	403.4	64.2
	Financial result	3.8	340.2	(336.4)	(98.9)
(=)	Earnings before income tax and social contribution	1,035.8	968.8	67.0	6.9
	Income tax and social contribution	(361.4)	(340.0)	(21.4)	6.3
(=)	Net income	674.4	628.8	45.6	7.3
	Earnings per share* (R$)	0.99	0.92
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)
					R$ million
		1Q17	1Q16	Chg. (R$)%
	Net income	674.4	628.8	45.6	7.3
	Income tax and social contribution	361.4	340.0	21.4	6.3
	Financial result	(3.8)	(340.2)	336.4	(98.9)
	Other operating revenues (expenses), net	(10.6)	(5.5)	(5.1)	92.7
(=)	Adjusted EBIT*	1,021.4	623.1	398.3	63.9
	Depreciation and amortization	332.0	284.7	47.3	16.6
(=)	Adjusted EBITDA **	1,353.4	907.8	445.6	49.1
	(%) Adjusted EBITDA margin	38.0	30.0
* Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.
(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q17, net operating revenue, including construction revenue, reached R$ 3,558.8 million; a 17.5% increase compared to the same period in 2016.

Costs and expenses, including construction costs, totaled R$ 2,539.2 million, 5.5% higher than in 1Q16.

Adjusted EBIT, in the amount of R$ 1,021.4 million, grew 63.9% from R$ 623.1 million recorded in 1Q16.

Adjusted EBITDA, in the amount of R$ 1,353.4 million, increased 49.1% from R$ 907.8 million recorded in 1Q16.

The adjusted EBITDA margin was 38.0% in 1Q17 against 30.0% in 1Q16. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 47.2% in 1Q17 (37.2% in 1Q16).

In 1Q17 the Company recorded a net income of R$ 674.4 million, in comparison to a net income of R$ 628.8 million in 1T16.

2. Gross operating revenue

Gross operating revenue from sanitation services, not including construction revenue, totaled R$ 3,029.3 million, an increase of R$ 458.7 million or 17.8%, when compared to the R$ 2,570.6 million recorded in 1Q16.

The main factors that led to this variation were:

· Tariff increase of 8.4% since May 2016;

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Comments on the Company’s Performance

· Increase of 6.0% in the Company’s total billed volume (6.1% in water and 5.9% in sewage); and

· Bonus granted in 1Q16 amounting to R$ 153.8 million, within the Water Consumption Reduction Incentive Program ended in April 2016.

The increase resulting from the above mentioned factors was partially offset by the suspension of the Contingency Tariff in April 2016, in the amount of R$ 160.6 million in 1Q16.

3. Construction revenue

Construction revenue increased R$ 97.6 million or 15.6%, when compared to 1Q16. The variation was mainly due to higher investments in the municipalities served by the Company.

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Comments on the Company’s Performance

4. Billed volume

The following tables show the water and sewage billed volume, on quarter-on-quarter basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q17	1Q16%		1Q17	1Q16%		1Q17	1Q16%
Residential	398.9	380.4	4.9	338.1	320.3	5.6	737.0	700.7	5.2
Commercial	41.5	40.4	2.7	39.5	38.2	3.4	81.0	78.6	3.1
Industrial	7.8	7.7	1.3	9.3	9.5	(2.1)	17.1	17.2	(0.6)
Public	9.9	9.5	4.2	8.7	8.4	3.6	18.6	17.9	3.9
Total retail	458.1	438.0	4.6	395.6	376.4	5.1	853.7	814.4	4.8
Wholesale (3)	61.9	52.0	19.0	9.0	5.7	57.9	70.9	57.7	22.9
Total	520.0	490.0	6.1	404.6	382.1	5.9	924.6	872.1	6.0

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q17	1Q16%		1Q17	1Q16%		1Q17	1Q16%
Metropolitan	292.9	279.0	5.0	254.0	241.5	5.2	546.9	520.5	5.1
Regional (2)	165.2	159.0	3.9	141.6	134.9	5.0	306.8	293.9	4.4
Total retail	458.1	438.0	4.6	395.6	376.4	5.1	853.7	814.4	4.8
Wholesale (3)	61.9	52.0	19.0	9.0	5.7	57.9	70.9	57.7	22.9
Total	520.0	490.0	6.1	404.6	382.1	5.9	924.6	872.1	6.0

(1) Unaudited
(2) Including coastal and interior region
(3) Reused water volume and non-domestic sewage are included

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Comments on the Company’s Performance

5. Costs, administrative, selling and construction expenses

In 1Q17, costs, administrative, selling and construction expenses, grew 5.5% (R$ 132.4 million). Excluding construction costs, total costs and expenses increased by 2.1% (R$ 37.6 million).

As a percentage of net revenue, costs and expenses were 71.3% in 1Q17 compared to 79.5% in 1Q16.

				R$ million
	1Q17	1Q16	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	588.4	574.3	14.1	2.5
General supplies	36.0	36.2	(0.2)	(0.6)
Treatment supplies	71.3	75.1	(3.8)	(5.1)
Services	282.8	282.4	0.4	0.1
Electricity	199.7	240.4	(40.7)	(16.9)
General expenses	209.9	224.6	(14.7)	(6.5)
Tax expenses	25.8	20.6	5.2	25.2
Sub-total	1,413.9	1,453.6	(39.7)	(2.7)
Depreciation and amortization	332.0	284.7	47.3	16.6
Allowance for doubtful accounts	86.1	56.1	30.0	53.5
Sub-total	418.1	340.8	77.3	22.7
Costs, administrative and selling expenses	1,832.0	1,794.4	37.6	2.1
Construction costs	707.2	612.4	94.8	15.5
Costs, adm., selling and construction expenses	2,539.2	2,406.8	132.4	5.5
% of net revenue	71.3	79.5

5.1. Salaries and payroll charges and Pension plan obligations

There was an increase of R$ 14.1 million in 1Q17, mainly due to:

·   Increase of R$ 36.1 million, mostly due to the 10.3% pay rise in May 2016 and the 1% impact related to the Career and Salary Plan since December 2016; and

·   Increase of R$ 2.2 million in expenses related to the Defined Contribution Plan (Sabesprev Mais), as a result of the migration of 3,572 participants of the Defined Benefit Plan (G1) in August 2016.

The above-mentioned increases were partially offset by the R$ 27.2 million decline in G0 Pension Plan and Defined Benefit Plan (G1) expenses, due to: (i) changes in the actuarial assumptions (interest rate); (ii) the migration of employees from the Defined Benefit Plan to the Defined Contribution Plan (in August 2016); and (iii) the beginning of payment of the actuarial deficit by employees as of December 2016, reducing the Company’s expenses.

5.2. Electricity

Electricity expenses totaled R$ 199.7 million in 1Q17, a decrease of R$ 40.7 million or 16.9% in comparison to the R$ 240.4 million in 1Q16. The main factors that contributed to this increase were:

· Average reduction of 17.4% in the free market tariffs, with an 21.2% increase in consumption;

· Average reduction of 27.3% in the grid market tariff (TUSD), with a 21.7% rise in consumption; and

· Average reduction of 14.0% in the regulated market tariffs, with a 10.2%.decrease in consumption.

In 1Q17, the regulated market accounted for 32.3% of the total electricity consumed by the Company, the free market accounted for 34.4% and the grid market accounted for 33.3% of total consumption.

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Comments on the Company’s Performance

5.3. General expenses

General expenses decreased R$ 14.7 million, or 6.5%, totaling R$ 209.9 million in 1Q17, versus the R$ 224.6 million recorded in 1Q16, mainly due to the reduction of R$ 23.4 million in provisions for court proceedings in 1Q17, partially offset by a higher provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 10.9 million, as a result of the increase in revenues with the municipality of São Paulo.

5.4. Depreciation and amortization

Depreciation and amortization increased R$ 47.3 million or 16.6%, reaching R$ 332.0 million in 1Q17 in comparison to the R$ 284.7 million recorded in 1Q16, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.1 billion.

5.5. Allowance for doubtful accounts

Increase of R$ 30.0 million, mainly resulting from:

·   Increase in default, causing a R$26.5 million impact; and

·   Receipt of non-recurring court-ordered debt payments amounting to R$14.4 million in 1Q16, especially from the city of Guarulhos.

This increase was partially offset by an upturn of R$ 10.8 million in the recovery of funds through agreements in 1Q17.

6. Financial result
				R$ million
	1Q17	1Q16	Chg.	%
Financial expenses, net of income	(68.9)	(99.8)	30.9	(31.0)
Net monetary and exchange variation	72.7	440.0	(367.3)	(83.5)
Financial result	3.8	340.2	(336.4)	(98.9)

6.1. Financial income and expenses
				R$ million
	1Q17	1Q16	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(64.8)	(95.2)	30.4	(31.9)
Interest and charges on international loans and financing	(22.2)	(37.6)	15.4	(41.0)
Other financial expenses	(42.1)	(52.5)	10.4	(19.8)
Total financial expenses	(129.1)	(185.3)	56.2	(30.3)
Financial income	60.2	85.5	(25.3)	(29.6)
Financial expenses net of income	(68.9)	(99.8)	30.9	(31.0)

6.1.1. Financial expenses

Decrease of R$ 56.2 million, mainly due to the following events:

· Interest and charges on domestic loans and financing: reduction of R$ 30.4 million, mainly due to a decline in the debt balance following the early amortization of the 19th debenture issue in March 2016, the 10th issue in January 2017 and the 15th issue in February 2017;

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Comments on the Company’s Performance

· Interest and charges on international loans and financing: decrease of R$ 15.4 million, mainly due to the 11% depreciation of the dollar against the real at the close of 1Q17 compared with the close of 1Q16; and

· Other financial expenses: reduction of R$ 10.4 million, due to lower provisioning for interest on court proceedings in 1Q17.

6.1.2. Financial income

Decrease of R$ 25.3 million, mainly due to the lower recognition of interest on installment agreements in 1Q17 compared with 1Q16.

6.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	1Q17	1Q16	Chg.	%
Monetary variation on loans and financing	(21.8)	(52.9)	31.1	(58.8)
Currency exchange variation on loans and financing	89.3	483.3	(394.0)	(81.5)
Other monetary variations	(15.5)	(45.1)	29.6	(65.6)
Monetary/exchange rate variation on liabilities	52.0	385.3	(333.3)	(86.5)
Monetary/exchange rate variation on assets	20.7	54.7	(34.0)	(62.2)
Monetary/exchange rate variation, net	72.7	440.0	(367.3)	(83.5)

6.2.1. Monetary and exchange rate variation on liabilities

The effect of monetary and currency variations in 1Q17 was R$ 333.3 million less than in 1Q16, mainly due to:

· Reduction of R$ 31.1 million in expenses with monetary variation on loans and financing, due to the lower variation in the IPCA in 1Q17 compared with 1Q16 (0.96% and 2.62%, respectively);

· Decrease of R$ 394.0 million in exchange variation on loans and financing, as a result of the lower depreciation of the dollar and the appreciation of the yen against the real in 1Q17 (-2.8% and +1.9%, respectively), versus devaluation of both currencies in 1Q16 (-8.9% and -2.4%, respectively); and

· Decline of R$ 29.6 million in other monetary variation expenses, chiefly due to the reduction in the provision for court proceedings in 1Q17.

6.2.2. Monetary and exchange rate variation on assets

Decrease of R$ 34.0 million, mainly due to the lower monetary restatement of judicial deposits in 1Q17.

7. Income tax and social contribution

Increase of R$ 21.4 million, mainly due to the upturn in operating revenue. This increase was partially offset by the worse financial result reported in the period, which was impacted by exchange rate oscillations.

PAGE: 18 of 80

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Comments on the Company’s Performance

8.	Indicators

8.1. Operating

Operating indicators *	1Q17	1Q16%
Water connections (1)	8,703	8,477	2.7
Sewage connections (1)	7,140	6,917	3.2
Population directly served - water (2)	24.8	24.5	1.2
Population directly served - sewage (2)	21.3	21.0	1.4
Number of Employees	14,086	13,816	2.0
Water volume produced(3)	700	667	4.9
IPM - Measured water loss (%)	31.5	29.9	5.4
IPDt (liters/connection x day)	308	275	12.0

(1)	Total connections, active and inactive, in thousand units at the end of the period
(2)	In million inhabitants, at the end of the period. Not including wholesale
(3)	In millions of cubic meters
(*)	Unaudited

8.2.	Economic

Economic Variables at the close of the quarter*	1Q17	1Q16
Amplified Consumer Price Index Variation (%)	0.96	2.62
Referential Rate Variation (%)	0.35	0.45
Interbank Deposit Certificate (%)	12.13	14.13
US DOLAR (R$)	3.1684	3.5589
YEN (R$)	0.02844	0.03166

9. Loans and financing
								R$ million
							2023
INSTITUTION	2017	2018	2019	2020	2021	2022		Total
							Onwards
Local currency
Caixa Econômica Federal	45.4	64.6	66.6	68.9	72.4	76.2	773.3	1,167.4
Debentures	315.2	894.3	1,009.3	420.2	198.4	177.9	254.9	3,270.2
BNDES	66.0	98.0	111.9	93.9	93.5	93.5	535.5	1,092.3
Leasing	11.2	28.2	29.7	31.3	33.1	35.0	385.7	554.2
Others	0.6	1.4	1.3	1.4	1.4	1.4	3.9	11.4
Interest and other charges	57.3	12.4	-	-	-	-	-	69.7
Total in local currency	495.7	1,098.9	1,218.8	615.7	398.8	384.0	1,953.3	6,165.2
Foreign currency
IADB	132.9	106.9	106.9	106.8	106.8	106.9	1,049.5	1,716.7
IBRD	-	-	8.6	17.2	17.2	17.2	197.8	258.0
Deutsche Bank 350	-	237.6	229.4	-	-	-		467.0
Eurobond	-	-	-	1,105.9	-	-	-	1,105.9
JICA	32.4	64.7	109.8	109.8	109.8	109.8	1,118.6	1,654.9
IDB 1983AB	75.9	75.4	56.1	54.4	24.4	24.3	22.2	332.7
Interest and other charges	41.1	-	-	-	-	-	-	41.1
Total in foreign currency	282.3	484.6	510.8	1,394.1	258.2	258.2	2,388.1	5,576.3
Total	778.0	1,583.5	1,729.6	2,009.8	657.0	642.2	4,341.4	11,741.5

10. Investments

In 2017, investments are expected to reach R$ 2.3 billion, R$ 745.4 million of which were invested in the first quarter of the year, including R$ 189.8 million related to the São Lourenço PPP.

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Notes to the Quarterly Financial Information

1       Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may performs these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of March 31, 2017, the Company operated water and sewage services in 367 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 367 municipalities. As of March 31, 2017, the Company had 369 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Macatuba and Cajobi, and the carrying amount of these municipalities’ intangible assets was R$4,345 as of March 31, 2017 (R$4,345 as of December 31, 2016).

As of March 31, 2017, 54 concession agreements (54 as of December 31, 2016) had expired and are being negotiated. From March 31, 2017 to 2030, 34 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By March 31, 2017, 281 program and services contracts were signed (281 contracts as of December 31, 2016).

As of March 31, 2017, the carrying amount of the underlying assets used in the 54 concessions of the municipalities under negotiation totaled R$6,605,835, accounting for 20.85% of the total, and the related gross revenue for the three-month period ended March 31, 2017 totaled R$458,053, accounting for 12.21% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 52.86% of the gross revenues as of March 31, 2017 (52.83% as of March 31, 2016) and 46.90% of intangible assets (46.57% as of December 31, 2016).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

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Notes to the Quarterly Financial Information

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Vale do Ribeira, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality of Santos; the gross revenue calculated in the three-month period ended March 31, 2017 totaled R$76,086 (R$69,304 in the period ended March 31, 2016) and the intangible asset was R$301,243 as of March 31, 2017 (R$303,540 as of December 31, 2016).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7°-A of Law 11,578, of November 26, 2007, allowed the provision of public basic sanitation services to be executed until December 31, 2016.

The Company’s Management understands that in the municipalities where the concession agreements were not yet renewed, the operation is governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

The 2014-2015 period presented the lowest rainfall and inflow ever seen in 85 years, especially in the reservoirs composing the Cantareira System. During the rainy season, from October 2015 to March 2016, and October 2016 to March 2017, rainfall in the region returned to the normal levels expected for the period.

In March 2017, the reservoirs of the São Paulo Metropolitan Region stored 1.5 trillion litters of treatment water, versus 1.2 trillion litters in March 2016 and 589 billion litters in March 2015, including the technical reserve. From December 2016 to May 2017, the Company was authorized to capture 31 m³/s from the Cantareira System, while in most part of 2015, the Company was authorized to capture 13.5 m³/s.

As a result of the normalization of the level of water available in the reservoirs to serve the population of the São Paulo Metropolitan Region, the measures adopted during the water crisis were gradually eliminated and, since May 1, 2016, the Water Consumption Reduction Incentive Program effective since February 2014, and the Contingency Tariff, effective as of January 2015, were cancelled.

However, although the measures adopted in 2014 and 2015 to ensure water supply in the São Paulo Metropolitan Region were discontinued in 2016, billed water volume has not reached pre-crisis levels yet, which is a sign that consumer habits may have changed. Another factor that probably played a role in the decline of consumption was the slowdown in the Brazilian economy.

In March 2017, the water monthly production for the São Paulo Metropolitan Region averaged 62.1 m³/s, compared to 59.4 m³/s in March 2016, 51.3 m³/s in March 2015, 67.4 m³/s in March 2014 and 70.1 m³/s in March 2013, the year before the beginning of the water crisis.

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Notes to the Quarterly Financial Information

At the end of 2017 and beginning of 2018 two important projects aimed to increase water security in the São Paulo Metropolitan Region are expected to be concluded, as follows: (i) the Jaguarí-Atibainha interconnection, which will transfer up to 5.13 cubic meters per second (m³/s) from the Paraíba do Sul Basin to the Cantareira System; and (ii) the construction of the São Lourenço Production System, which will expand water production and capacity by 6.4 m³/s.

The Company’s Management expects that with the improvement of water conditions and operating cash, in addition to the lines of credit available for investments, the Company will have sufficient funds to meet its liabilities and not compromise its necessary investments.

The interim financial information was approved by the Board of Directors on May 12, 2017.

2       Basis of preparation and presentation of the financial statements

Presentation of the quarterly financial information

The quarterly financial information as of March 31, 2017, was prepared based on the provisions of CPC 21 (R1) –Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this quarterly financial information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for March 31, 2017, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2016, prepared pursuant to the International Financial Reporting Standards –IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC. Therefore, the interim financial information as of March 31, 2017 was not fully completed due to redundancies with the information presented in the annual financial statements of December 31, 2016 and, as provided for in Official Letter/CVM/SNC/SEP no. 003/2011. In this quarterly financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements:

i. Summary of Significant Accounting Policies (Note3);

 ii. Changes in Accounting Practices and Disclosures (Note 4);

 iii. Risk Management – Financial Instruments (Note 5.4);

 iv. Key Accounting Estimates and Judgments(Note6);

v. Related-Party Balances and Transactions (Note 10);

vi. Investments (Note 12); vii. Intangible Assets(Note14);

viii. Borrowings and Financing (Note16);

ix. Deferred Taxes and Contributions(Note18);

x. Provisions(Note19); xi. Employees Benefits (Note20);

xii. Equity (Note22); xiii. Insurance (Note 25);

xiv. Financial Income (Expenses) (Note 28).

The main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

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Notes to the Quarterly Financial Information

3      Summary of Significant Accounting Policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended March 31, 2017 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2016. These policies are disclosed in Note 3 to the Annual Financial Statements.

4 Risk Management

4.1 Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a) Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$5,609,025 as of March 31, 2017 (R$5,692,984 as of December 31, 2016). Below, the Company’s exposure to exchange risk:

	March 31, 2017		December 31, 2016
	Foreign		Foreign
	currency	R$	currency	R$

Borrowings and financing – US$	1,234,096	3,910,110	1,241,963	4,047,682
Borrowings and financing – Yen	58,291,741	1,657,817	57,643,930	1,609,419
Interest and charges from borrowings and financing –
US$		37,076		25,114
Interest and charges from borrowings and financing –
Yen		4,022		10,769
Total exposure		5,609,025		5,692,984
Borrowing cost – US$		(29,822)		(29,650)
Borrowing cost – Yen		(2,935)		(2,971)
Total foreign currency-denominated borrowings
(Note 15)		5,576,268		5,660,363

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO        Version : 1

Notes to the Quarterly Financial Information

The 1% variation in foreign currency-denominated debt from March 31, 2017 to December 31, 2016 was mainly due to the following:

1) Exchange rate changes, due to the 2.8% decrease in the US dollar, from R$3.2591 as of December 31, 2016 to R$3.1684 as of March 31, 2017. The US dollar-denominated debt accounts for 70.3% of foreign currency-denominated debts; and

2) Offset by the 1% increase in the Yen-denominated debt due to the 1.9% increase in the Yen, from R$0.02792 as of December 31, 2016 to R$0.028440 as of March 31, 2017.

As of March 31, 2017, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the three-month period ended March 31, 2017 would have been R$560,902 (R$569,298 for the year ended December 31, 2016), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

	Scenario I	Scenario II	Scenario
	(Probable)	(+25%)	III (+50%)
	(*)
Net currency exposure as of March 31, 2017 (Liabilities) in
US$	1,234,096	1,234,096	1,234,096

US$ rate as of March 31, 2017	3.1684	3.1684	3.1684
Exchange rate estimated according to the scenario	3.4000	4.2500	5.1000
Differences between the rates	(0.2316)	(1.0816)	(1.9316)

Effect on net financial result R$ - (loss)	(285,817)	(1,334,798)	(2,383,780)

Net currency exposure as of March 31, 2017 (Liabilities) in
Yen	58,291,741	58,291,741	58,291,741

Yen rate as of March 31, 2017	0.028440	0.028440	0.028440
Exchange rate estimated according to the scenario	0.02935	0.03669	0.04402
Differences between the rates	(0.00091)	(0.00825)	(0.01558)

Effect on net financial result R$ - (loss)	(53,045)	(480,907)	(908,185)

Total effect on net financial result in R$ - (loss)	(338,862)	(1,815,705)	(3,291,965)

(*)For the probable scenario in US dollar, the exchange rate estimated for March 31, 2018 was used, pursuant to the Focus
Report-BACEN, while for the Yen, the average exchange rate was considered for the 12-month period after March 31, 2017, according to BM&FBovespa’s Reference Rates report.

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Notes to the Quarterly Financial Information

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

	March 31, 2017	December 31, 2016
TR(i)	1,543,576	1,535,030
CDI(ii)	844,391	1,082,228
TJLP(iii)	1,463,516	1,326,631
IPCA(iv)	1,700,613	1,697,452
LIBOR (v)	2,801,168	2,906,999
Interest and charges	82,999	142,644
Total	8,436,263	8,690,984

(i) TR – Interest Benchmark Rate
(ii)	CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate
(iii)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(iv)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(v)	LIBOR - LondonInterbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided by the Company do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness

As of March 31, 2017, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit for the three-month period ended March 31, 2017 before taxes would have been R$84,363 (R$86,910 as of December 31, 2016) lower or higher, mainly as a result of a lower or higher interest expense on floating rate borrowings and financing.

(b) Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of March 31, 2017 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties at the end of the reporting period. See additional information in Notes 6, 7, 8 and 9.

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Notes to the Quarterly Financial Information

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	March 31, 2017	December 31, 2016
Cash at bank and short-term bank deposits
AA+(bra)	1,954,078	1,850,220
AAA(bra)	29,522	35,452
Other (*)	222	549
	1,983,822	1,886,221

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks, as of March 31, 2017, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	AAA(bra)	Aaa.br	brAA-
Brazilian Federal Savings Bank	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

(c) Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO      Version : 1

Notes to the Quarterly Financial Information

	April to
	December					2022
	2017	2018	2019	2020	2021	onwards	Total
March 31, 2017

Liabilities
Borrowings and financing	1,175,957	2,191,200	2,265,800	2,412,508	910,435	6,054,807	15,010,707
Trade payables and contractors	201,694	-	-	-	-	-	201,694
Services payable	437,215	-	-	-	-	-	437,215
Public-Private Partnership – PPP (*)	40,687	361,052	361,052	361,052	361,052	5,414,392	6,899,287
Program contract commitments	106,413	41,225	29,819	878	1,016	16,799	196,150

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d) Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after March 31, 2017, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO      Version : 1

Notes to the Quarterly Financial Information

March 31, 2017
		Scenario I	Scenario II	Scenario III
Indicators	Exposure	(Problable) (i)	25%	50%

Assets
CDI	1,901,971	8.7500%(*)	6.5625%	4.3750%
Financial income		166,422	124,817	83,211

Liabilities
CDI	(844,391)	8.7500%(*)	6.5625%	4.3750%
Interest to be incurred		(73,884)	(55,413)	(36,942)

CDI net exposure	1,057,580	92,538	69,404	46,269

Liabilities
TR	(1,543,576)	- 0.0023%(***)	-0.0017%	-0.0012%
Expenses to be incurred		36	26	19

IPCA	(1,700,613)	4.5000%(*)	5.6250%	6.7500%
Expenses to be incurred		(76,528)	(95,659)	(114,791)

TJLP	(1,463,516)	7.5000% (*)	9.3750%	11.2500%
Interest to be incurred		(109,764)	(137,205)	(164,646)

LIBOR	(2,801,168)	1.3790% (**)	1.7238%	2.0686%
Interest to be incurred		(38,628)	(48,287)	(57,945)

Total net expenses to be incurred		(132,346)	(211,721)	(291,094)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, March 31, 2017) and long-term interest rate at
March 31, 2017 (BACEN).
(**) Source: Bloomberg
(***)Source: BM&FBovespa

(i) Refers to the scenario of interest to be incurred for the 12 months as of December 31, 2016 or until the maturity of the agreements, whichever is shorter.

4.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

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Notes to the Quarterly Financial Information

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt.

	March 31, 2017	December 31, 2016
Total borrowings and financing (Note 15)	11,741,469	11,964,143
(-) Cash and cash equivalents (Note 6)	(1,983,822)	(1,886,221)
Net debt	9,757,647	10,077,922
Total equity	16,093,573	15,419,211
Total capital	25,851,220	25,497,133
Leverage ratio	38%	40%

As of March 31, 2017, the leverage ratio decreased to 38% from the 40% as of December 31, 2016, due to the decreased balance of foreign currency-denominated borrowings and financing as a result of the payment of debt-related installments in the period, the 2.8% depreciation of the US dollar and the profit from the three-month period ended March 31, 2017.

4.3 Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4 Financial instruments

As of March 31, 2017 and December 31, 2016, the Company did not have financial assets classified as fair value through profit or loss, held to maturity and available for sale neither financial liabilities classified as fair value through profit or loss. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, restricted cash, trade receivables, related parties balances, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO      Version : 1

Notes to the Quarterly Financial Information

The estimated fair values of financial instruments are as follows:

Financial Assets

	March 31, 2017		December 31, 2016
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Cash and cash equivalents	1,983,822	1,983,822	1,886,221	1,886,221
Restricted cash	21,999	21,999	24,078	24,078
Trade receivables	1,742,607	1,742,607	1,711,306	1,711,306
Water National Agency – ANA	82,676	82,676	81,221	81,221
Other receivables	237,068	237,068	167,369	167,369

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$855,946 as of March 31, 2017 (R$871,709 as of December 31, 2016), which were calculated in accordance with the conditions negotiated’ between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 9 to this interim financial information and Note 10 to the Annual Financial Statements of December 31, 2016. Part of this balance, totaling R$780,035 (R$788,180 as of December 31, 2016), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial Liabilities

	March 31, 2017		December 31, 2016
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Borrowings and financing	11,741,469	12,444,709	11,964,143	11,776,178
Trade payables and contractors	201,694	201,694	311,960	311,960
Services payable	437,215	437,215	460,054	460,054
Program contract commitments	180,671	180,671	178,093	178,093
Public-Private Partnership – PPP	2,427,189	2,427,189	2,249,418	2,249,418

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the interim financial information as of March 31, 2017, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2016. In the Annual Financial Statements, these criteria are disclosed in Note 5.4.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the balance sheet approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

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Notes to the Quarterly Financial Information

5 Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key accounting estimates and judgments are: (i) allowance for doubtful accounts, (ii) intangible assets resulting from concession and program contracts, (iii) provisions, (iv) pension plan liabilities, and (v) deferred income tax and social contribution, and are disclosed in Note 6 to the Annual Financial Statements as of December 31, 2016.

6 Cash and cash equivalents

	March 31, 2017	December 31, 2016
Cash and banks	81,851	137,395
Cash equivalents	1,901,971	1,748,826
	1,983,822	1,886,221

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of March 31, 2017, the average yield of financial investments corresponds to 99.21% of CDI (99.24% as of December 31, 2016).

7 Restricted cash

	March 31, 2017	December 31, 2016

Current
Agreement with the São Paulo municipal
government (i)	16,264	15,858
Brazilian Federal Savings Bank – escrow deposit
(ii)	400	2,989

Other	5,335	5,231

	21,999	24,078

(i)	Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;
(ii)	Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO      Version : 1

Notes to the Quarterly Financial Information

8	Trade receivables

(a) Financial position balances

	March 31, 2017	December 31, 2016
Private sector:
General and special customers (i) (ii)	1,198,489	1,205,498
Agreements (iii)	309,359	315,351

	1,507,848	1,520,849
Government entities:
Municipal	522,135	520,950
Federal	4,644	3,414
Agreements (iii)	276,938	279,449

	803,717	803,813
Wholesale customers – Municipal governments: (iv)
Guarulhos	789,869	778,106
Mauá	483,484	467,775
Mogi das Cruzes	2,447	2,527
Santo André	970,035	946,045
São Caetano do Sul	2,326	2,371
Diadema	222,671	222,671

Total wholesale customers – Municipal governments	2,470,832	2,419,495

Unbilled supply	530,266	481,389

Subtotal	5,312,663	5,225,546
Allowance for doubtful accounts	(3,570,056)	(3,514,240)

Total	1,742,607	1,711,306

Current	1,580,821	1,557,472
Noncurrent	161,786	153,834

	1,742,607	1,711,306

(i)	General customers – residential and small and mid-sized companies
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.).
(iii)	Agreements - installment payments of past-due receivables, plus monetary restatement and interest, when provided for in the agreements.
(iv)	Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

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Notes to the Quarterly Financial Information

(b)	The aging of trade receivables is as follows

	March 31, 2017	December 31, 2016

Current	1,303,556	1,337,503
Past-due:
Up to 30 days	270,372	263,157
From 31 to 60 days	153,693	148,927
From 61 to 90 days	70,612	53,268
From 91 to 120 days	87,974	109,138
From 121 to 180 days	123,367	124,001
From 181 to 360 days	220,328	203,837
Over 360 days	3,082,761	2,985,715

Total past-due	4,009,107	3,888,043

Total	5,312,663	5,225,546

The increase in the overdue balance was mainly due to the default of the municipalities that purchased water on a wholesale basis, given that they are challenging the tariffs charged by SABESP in court, and the increase in default of amounts overdue, related to private customers.

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Notes to the Quarterly Financial Information

(c)	Allowance for doubtful accounts

	January to March 2017	January to March 2016

Balance at beginning of the period	3,514,240	3,307,793
Private sector /government entities	30,546	39,693
Recoveries	(3,485)	(22,856)
Wholesale customers	38,278	68,747

Net additions for the period	65,339	85,584

Write-offs in the period referring to accounts receivable	(9,523)	(3,626)

Balance at end of the period	3,570,056	3,389,751

Reconciliation of estimated losses
of income	January to March 2017	January to March 2016

Write-offs	58,136	41,537
Losses with state entities (related parties)	(288)	246
Losses with private sector / government entities	30,546	39,693
Losses with wholesale customers	1,227	(2,542)
Recoveries	(3,485)	(22,856)

Amount recorded as selling expenses	86,136	56,078

Wholesale sales losses, amounting to R$37,051 from January to March 2017 and R$71,289 from January to March 2016, were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its total revenues.

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Notes to the Quarterly Financial Information

9 Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	March 31, 2017	December 31, 2016
Accounts receivable
Current:
Sanitation services	126,693	134,005
Allowance for losses	(56,336)	(56,624)
Reimbursement for retirement and pension benefits paid G0):
- monthly flow (payments)	22,034	22,696
- GESP Agreement – 2008	56,512	56,512
- GESP Agreement– 2015	53,598	39,816
“Se Liga na Rede” program (l)	5,554	6,148

Total current	208,055	202,553

Noncurrent:
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2008	4,709	18,838
- GESP Agreement – 2015	643,182	650,318

Total noncurrent	647,891	669,156

Total receivables from shareholders	855,946	871,709

Assets:
Sanitation services	70,357	77,381
Reimbursement of additional retirement and pension benefits (G0)	780,035	788,180
“Se Liga na Rede” program (l)	5,554	6,148

Total	855,946	871,709

Liabilities:
Interest on capital payable to related parties	351,788	351,788
Other (g)	1,306	1,853

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Notes to the Quarterly Financial Information

	January to March 2017	January to March 2016
Revenue from sanitation services	109,926	97,526
Payments received from related parties	(119,586)	(87,651)
Receipt of GESP reimbursement referring to Law 4819/58	(36,552)	(46,666)

(b) Contingent assets -GESP(not recorded)

As mentioned above, as of March 31, 2017 and December 31, 2016, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), named “Disputed amounts receivable”, totaling R$955,334 and R$937,035, respectively.

(c) Use of reservoirs– EMAE

Empresa Metropolitana de Águas e Energia S.A. (“EMAE”) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE, among which an arbitration proceeding related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of April 10, 2014, the Company issued a Notice to the Market including the information about an eventual future agreement.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments with EMAE aimed to fully and completely settle the disputes involving the two companies.

Pursuant to the terms of Clause Two of the agreement, the transaction is subject to the condition precedent of approval by the competent bodies of EMAE.

Upon ratification of the agreement, all litigation between SABESP and EMAE will cease permanently.

The agreement involves the payment by SABESP to EMAE of the following amounts:

- R$6,610 annually payments, adjusted for inflation, as of the execution date of this instrument, by the IPCA or on any other index that may replace it, by the last business day of October of each fiscal year, with (i) the first of such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

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Notes to the Quarterly Financial Information

- R$46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$9,254 due on April 30, 2017 and the subsequent ones in 4 (four) installments of the same amount, due on every April 30 of the subsequent years, or on the first subsequent business day.

On April 11, 2016, the Company was served with lawsuits filed by EMAE’s minority shareholders against the São Paulo State. The plaintiffs of these lawsuits are seeking a decision that requires the State to prohibit SABESP from extracting water from these reservoirs without paying a financial compensation to EMAE and that allows EMAE to pump water from the reservoirs to its hydroelectric power plant. The plaintiffs of this lawsuit claim that the State, as EMA’s controlling shareholder, acted against EMAE and in favor of SABESP.

If SABESP can no longer extract water from these reservoirs, it will have to transport water from more distant places, increasing water transportation costs, which may jeopardize the Company’s ability to provide an appropriate service in the region.

(d) Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e) Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(f) Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From January to March 2017 and in the same period in 2016, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,523 and R$2,247, respectively.

From January to March 2017, there were no expenses related to personnel assigned by other entities to SABESP, but totaled R$4 in the same period in 2016.

(g) Services obtained from state government entities

As of March 31, 2017 and December 31, 2016, SABESP had an outstanding amounts payable of R$1,306 and R$1,853, respectively, for services rendered by São Paulo State Government entities.

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Notes to the Quarterly Financial Information

(h) Non-operating assets

As of March 31, 2017 and December 31, 2016, the Company had an amount of R$969 related to a free land lent to DAEE (Department of Water and Electricity).

(i) Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of March 31, 2017 amounted to R$750,291 (R$753,170 as of December 31, 2016), according to Note 19 (b).

(j) Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$926 and R$983 from January to March 2017 and the same period in 2016, respectively. An additional amount of R$124, related to the bonus program paid to Executive Officers, was recorded from January to March 2017 and in the same period in 2016.

(k) Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. and Attend Ambiental S.A. on May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared. These agreements remain with the same characteristics, according to the table below:

	Principal
	disbursed	Interest
SPE	amount	balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	3,338	8,738	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	5,103	10,732	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	9,377	28,377	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	17,818	47,847

(i)	The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period. The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.). The agreement has been renegotiated between the parties.
(ii)	The R$19,000 loan agreement originally expired on April 30, 2015, but was extended to October 30, 2015. The Company and Aquapolo Ambiental S/A are renegotiating the payment terms and the maturity of both agreements.

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Notes to the Quarterly Financial Information

As a result of the renegotiations, the principal, in the amount of R$30,029, and interest, in the amount of R$17,818, that used to be recognized in current assets, under “other receivables”, were reclassified to the same group of noncurrent assets until new payment conditions are agreed upon. As of March 31, 2017, the balance of principal and interest rates of these agreements was R$47,847 (R$52,407 as of December 31, 2016). From January to March 2017, a financial income recognized was R$4,560 (R$2,006 from January to March 2016).

(l) “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. As of March 31, 2017, the program total amount was R$79,255 (R$79,274 as of December 31, 2016), R$5,554 (R$6,148 as of December 31, 2016) recorded in balances receivable from related parties, the amount of R$34,896 (R$34,915 as of December 31, 2016) recorded in the group of intangible assets and R$38,805 (R$38,211 as of December 31, 2016) reimbursed by GESP.

10 Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Brazilian Federal Savings Bank (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of March 31, 2017, the balances of assets and liabilities were R$82,676 (R$81,221 as of December 31, 2016), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

11 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability, however, to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity method.

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Notes to the Quarterly Financial Information

See additional information on the operations of each investee in Note 12 to the Annual Financial Statements as of December 31, 2016.

(a) Summary of the investees’ financial statements and SABESP’s equity interest:

			Profit (loss) for the
Company	Equity		period
			January to	January to
	March 31,	December 31,	March	March
	2017	2016	2017	2016

Sesamm	38,887	37,198	1,689	1,318
Águas de Andradina (i)	17,063	16,161	902	3,191
Águas de Castilho	3,965	3,706	259	968
Saneaqua Mairinque	4,198	4,090	108	(214)
Attend Ambiental	4,954	3,925	1,029	1,143
Aquapolo Ambiental	13,194	12,340	854	(169)
Paulista Geradora de Energia	8,468	8,469	(1)	(3)

			Equity in the earnings of
Company	Investments		subsidiaries		Interest percentage
	March	December	January to	January to	March	December
	31,	31,	March	March	31,	31,
	2017	2016	2017	2016	2017	2016

Sesamm	13,999	13,391	608	474	36%	36%
Águas de Andradina	5,120	4,849	271	957	30%	30%
Águas de Castilho	1,190	1,112	78	290	30%	30%
Saneaqua Mairinque	1,259	1,227	32	(64)	30%	30%
Attend Ambiental	2,229	1,766	463	514	45%	45%
Aquapolo Ambiental	6,465	6,047	418	(83)	49%	49%
Paulista Geradora de Energia	2,117	2,117	-	(1)	25%	25%
Total	32,379	30,509	1,870	2,087
Other investments	587	587
Overall total	32,966	31,096

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Notes to the Quarterly Financial Information

12 Investment properties

As of March 31, 2017, the balance of “Investment properties” is R$57,938 (December 31, 2016 –R$57,968). As of March 31, 2017 and December 31, 2016, the market value of these properties was approximately R$404,000.

	December 31,	Write-offs and		March 31,
	2016	disposals	Depreciation	2017

Investment properties	57,968	(7)	(23)	57,938
Total	57,968	(7)	(23)	57,938
	December 31,	Write-offs and		March 31,
	2015	disposals	Depreciation	2016

Investment properties	56,957	9	(26)	56,940
Total	56,957	9	(26)	56,940

13 Intangible assets

(a) Statement of financial position details

	March 31, 2017			December 31, 2016
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible assets arising from:
Agreements – equity value	9,300,692	(1,781,987)	7,518,705	9,222,543	(1,739,588)	7,482,955
Agreements – economic value	1,991,226	(569,540)	1,421,686	1,925,361	(543,709)	1,381,652
Program contracts	9,323,017	(2,698,551)	6,624,466	9,209,367	(2,633,346)	6,576,021
Program contracts – commitments	991,848	(177,701)	814,147	991,848	(168,632)	823,216
Services contracts – São Paulo	17,898,926	(3,044,453)	14,854,473	17,457,658	(2,904,951)	14,552,707
Software license	607,301	(160,211)	447,090	575,494	(145,257)	430,237
Total	40,113,010	(8,432,443)	31,680,567	39,382,271	(8,135,483)	31,246,788

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Notes to the Quarterly Financial Information

(b) Changes

	December 31,		Estimated		Write-offs		March 31,
	2016	Additions	losses	Transfers	and disposals	Amortization	2017
Intangible assets arising from:
Agreements – equity value	7,482,955	81,886	2,078	312	(1,805)	(46,721)	7,518,705
Agreements – economic value	1,381,652	67,641	8	(23)	(1,007)	(26,585)	1,421,686
Program contracts	6,576,021	121,742	4,833	513	(3,688)	(74,955)	6,624,466
Program contracts – commitments	823,216	-	-	-	-	(9,069)	814,147
Services contracts – São Paulo	14,552,707	441,546	6,460	2,148	(4,738)	(143,650)	14,854,473
Software license	430,237	22,013	-	6,489	-	(11,649)	447,090
Total	31,246,788	734,828	13,379	9,439	(11,238)	(312,629)	31,680,567

			Reversal of
	December 31,		estimated		Write-offs		March 31,
	2015	Additions	losses	Transfers	and disposals	Amortization	2016
Intangible assets arising from:
Agreements – equity value	7,287,630	79,042	1,061	20	(3)	(35,989)	7,331,761
Agreements –economic value	1,353,020	10,778	-	3	-	(17,509)	1,346,292
Program contracts	6,288,575	89,263	(1,471)	944	(79)	(70,270)	6,306,962
Contract programs – commitments	850,530	-	-	-	-	(8,207)	842,323
Services contract – São Paulo	12,367,017	446,503	1,680	(31)	(238)	(132,749)	12,682,182
Software license
	366,854	26,894	-	-	-	(9,469)	384,279
Total	28,513,626	652,480	1,270	936	(320)	(274,193)	28,893,799

In February 2017, the Company started operations in the municipality of Santa Branca.

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Notes to the Quarterly Financial Information

(c) Construction services

	January to March 2017
	Water supply	Sewage services	Total
Construction revenue	476,696	246,232	722,928
Construction cost incurred	466,257	240,972	707,229
Margin	10,439	5,260	15,699

	January to March 2016
	Water supply	Sewage services	Total
Construction revenue	429,067	196,213	625,280
Construction cost incurred	419,594	192,792	612,386
Margin	9,473	3,421	12,894

(d) General information

During the period ended March 31, 2017, there were no relevant changes in the criteria to account for intangible assets and types of contracts. Further information is included in Note 14 (d) to the Annual Financial Statements as of December 31, 2016.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$110,098 and R$109,042 as of March 31, 2017 and December 31, 2016, respectively, and noncurrent liabilities in the amount of R$70,573 and R$69,051 as of March 31, 2017 and December 31, 2016, respectively.

(e) Capitalization of interest and other finance charges

From January to March 2017, the Company capitalized interest and inflation adjustment in concession intangible assets totaling R$166,223, including the São Lourenço Production System and Leases (R$123,717 from January to March 2016), during the construction period.

(f) Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. As of March 31, 2017 and 2016, the margin was 2.3%.

Construction margin from January to March 2017 and the same period in 2016 was R$15,699 and R$12,894, respectively.

(g) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

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Notes to the Quarterly Financial Information

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. From January to March 2017, the total amount related to expropriations was R$2,901 (R$2,216 from January to March 2016).

(h) Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

As of March 31, 2017 and December 31, 2016, the amounts recognized as intangible asset related to PPP were R$379,310 and R$382,103, respectively.

From January to March 2017, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement. The obligations assumed by the Company as of March 31, 2017 and December 31, 2016 are shown in the next table.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$9,773, corresponding to the monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding. Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has been effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

As of March 31, 2017 and December 31, 2016, the carrying amount recorded in the Company’s intangible assets, related to this PPP, amounted to R$2,141,317 and R$1,951,538, respectively. Intangible assets are accounted for based on the physical evolution of the works which, as of March 31, 2017 was approximately 69%, with a counter-entry in the Public-Private Partnership (PPP) liabilities account. As of March 31, 2017, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

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Notes to the Quarterly Financial Information

The obligations assumed by the Company as of March 31, 2017 and December 31, 2016 are shown in the table below, and the increase in intangible assets and liabilities was due to the progress of works in 2017.

	March 31, 2017			December 31, 2016
	Current	Noncurrent	Total	Current	Noncurrent	Total
	liabilities	liabilities	liabilities	liabilities	liabilities	liabilities

Alto Tietê	32,533	301,482	334,015	31,898	309,858	341,756
São Lourenço	-	2,093,174	2,093,174	-	1,907,662	1,907,662

Total	32,533	2,394,656	2,427,189	31,898	2,217,520	2,249,418

(i) Works in progress

As of March 31, 2017, the amount of R$8,854 million is recorded under intangible assets as work in progress (R$9,156 million - December 31, 2016), and in the period ended March 31, 2017, the major projects are located in the municipalities of São Paulo, Franca and Praia Grande, totaling R$5,747 million (including R$2,141 million from PPP São Lourenço), R$230 million and R$199 million, respectively.

(j) Amortization of intangible assets

The amortization average rate totaled 3.9% as of March 31, 2017 and 2016.

(k) Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. The project to implement an integrated business management solution (ERP system), which includes the administrative/financial module and the commercial module, is in progress. The administrative/financial module began operations in April 2017.

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Notes to the Quarterly Financial Information

14 Property, plant and equipment

(a) Statement of financial position details

		March 31, 2017		December 31, 2016
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land	92,494	-	92,494	92,494	-	92,494
Buildings	77,581	(34,734)	42,847	77,548	(34,286)	43,262
Equipment	326,926	(195,080)	131,846	338,696	(189,556)	149,140
Transportation equipment	10,922	(6,626)	4,296	11,141	(6,610)	4,531
Furniture and fixtures	23,573	(11,833)	11,740	23,633	(11,647)	11,986
Other	1,179	(222)	957	1,181	(211)	970
Total	532,675	(248,495)	284,180	544,693	(242,310)	302,383

(b) Changes

				Write-offs
	December			and		March 31,
	31, 2016	Additions	Transfers	disposals	Depreciation	2017
Land	92,494	-	-	-	-	92,494
Buildings	43,262	-	11	-	(426)	42,847
Equipment	149,140	10,426	(9,340)	(30)	(18,350)	131,846
Transportation equipment	4,531	-	(25)	(10)	(200)	4,296
Furniture and fixtures	11,986	175	(85)	(29)	(307)	11,740
Other	970	-	-	-	(13)	957
Total	302,383	10,601	(9,439)	(69)	(19,296)	284,180

				Write-offs
	December 31,			and		March 31,
	2015	Additions	Transfers	disposals	Depreciation	2016
Land	102,708	-	-	-	-	102,708
Buildings	45,891	-	171	-	(944)	45,118
Equipment	162,218	12,555	(5,891)	(23)	(8,520)	160,339
Transportation equipment	5,692	97	-	-	(237)	5,552
Furniture and fixtures	8,418	254	4,784	(5)	(734)	12,717
Other	149	-	-	-	(2)	147
Total	325,076	12,906	(936)	(28)	(10,437)	326,581

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Notes to the Quarterly Financial Information

(c) Depreciation

The Company annually revises the depreciation rates of: buildings – 2.3%; equipment- 16.2%; transportation equipment - 10% and furniture, fixture and equipment – 7.0%. Lands are not depreciated.

The depreciation average rate was 12.0% and 10.8%, as of March 31, 2017 and 2016, respectively.

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Notes to the Quarterly Financial Information

15	Borrowings and Financing

Borrowings and financing outstanding balance		March 31, 2017		December 31, 2016

Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	41,234	115,016	156,250	40,967	120,343	161,310
12th issue debentures	45,450	328,793	374,243	45,450	340,165	385,615
14th issue debentures	40,056	158,174	198,230	39,802	178,571	218,373
15th issue debentures	340,492	339,697	680,189	97,692	672,657	770,349
17th issue debentures	144,391	768,150	912,541	140,144	904,094	1,044,238
18th issue debentures	32,648	220,479	253,127	32,436	223,840	256,276
19th issue debentures	199,714	-	199,714	199,461	-	199,461
20th issue debentures	-	495,866	495,866	-	495,533	495,533
Brazilian Federal Savings Bank	61,230	1,106,212	1,167,442	59,199	1,088,160	1,147,359
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,662	29,158	45,820	16,603	33,207	49,810
Brazilian Development Bank - BNDES PAC	11,216	58,755	69,971	10,987	60,293	71,280
Brazilian Development Bank - BNDES PAC II 9751	4,303	26,033	30,336	4,288	27,007	31,295
Brazilian Development Bank - BNDES PAC II 9752	2,350	21,148	23,498	2,341	21,659	24,000
Brazilian Development Bank - BNDES ONDA LIMPA	23,301	162,859	186,160	23,219	168,083	191,302
Brazilian Development Bank - BNDES TIETÊ III	30,160	301,413	331,573	30,054	307,862	337,916
Brazilian Development Bank - BNDES 2015	-	404,936	404,936	-	233,967	233,967
Leases	14,483	539,698	554181	14,914	537,602	552,516
Other	772	10,666	11,438	746	10,829	11,575
Interest and charges	69,686	-	69,686	121,605	-	121,605
Total in local currency	1,078,148	5,087,053	6,165,201	879,908	5,423,872	6,303,780

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Notes to the Quarterly Financial Information

Borrowings and financing outstanding balance		March 31, 2017		December 31, 2016

Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$25,097 thousand (US$25,097 thousand
in December 2016)	79,519	-	79,519	81,794	-	81,794
Inter-American Development Bank - BID 1212 – US$87,364 thousand (US$92,503 thousand
in December 2016)	32,565	244,238	276,803	33,499	267,979	301,478
Inter-American Development Bank - BID 2202 – US$433,740 thousand (US$438,071
thousand in December 2016)	74,284	1,286,083	1,360,367	75,143	1,339,803	1,414,946
International Bank of Reconstruction and Development -BIRD – US$81,548 thousand
(US$79,946 thousand in December 2016)	-	258,052	258,052	-	260,224	260,224
Deutsche Bank – US$150,000 thousand (US$150,000 thousand in December 2016)	-	467,059	467,059	-	480,244	480,244
Eurobonds– US$350,000 thousand (US$350,000 thousand in December 2016)	-	1,105,855	1,105,855	-	1,137,395	1,137,395
JICA 15 – ¥14,405,735 thousand (¥14,981,590 thousand in December 2016)	32,775	376,914	409,689	32,175	386,111	418,286
JICA 18 – ¥12,952,000 thousand (¥13,470,080 thousand in December 2016)	29,468	338,626	368,094	28,930	346,889	375,819
JICA 17 – ¥1,627,078 thousand (¥1,596,251 thousand in December 2016)	1,251	44,343	45,594	1,205	42,675	43,880
JICA 19 – ¥29,307,288 thousand (¥27,596,009 thousand in December 2016)	-	831,506	831,506	-	768,463	768,463
BID 1983AB – US$106,346 thousand (US$106,346 thousand in December 2016)	75,859	256,773	332,632	78,030	263,921	341,951
Interest and other charges	41,098	-	41,098	35,883	-	35,883
Total in foreign currency	366,819	5,209,449	5,576,268	366,659	5,293,704	5,660,363

Total borrowings and financing	1,444,967	10,296,502	11,741,469	1,246,567	10,717,576	11,964,143

Exchange rate as of March 31, 2017: US$3.1684; ¥0.02844 (as of December 31, 2016: US$3.2591; ¥0.02792).

As of March 31, 2017, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

PAGE: 49 of 80

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Notes to the Quarterly Financial Information

				Inflation
Local currency	Guarantees	Maturity	Annual interest rates	adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2)	IPCA (series 2
			and4.75% (Series 3)	and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
Brazilian Federal Savings Bank	Own funds	2017/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5%+TJLP
Leases		2035	7.73% to 10.12%	IPC
			12% (Presidente Prudente) and TJLP + 1.66%
Other	Own funds	2018/2025		TR
			(FINEP)

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Notes to the Quarterly Financial Information

				Exchange
Foreign currency	Guarantees	Maturity	Annual interest rates	rate changes

Inter-American Development Bank - BID 713 – US$25,097 thousand	Government	2017	4.82% (*)	US$
Inter-American Development Bank - BID 1212 – US$87,364 thousand	Government	2025	2.54% (*)	US$
Inter-American Development Bank - BID 2202 – US$433,740 thousand	Government	2035	1.99% (*)	US$
International Bank for Reconstruction and Development - BIRD – US$81,548 thousand	Government	2034	1.67% (*)	US$
Deutsche Bank US$150,000 thousand	-	2019	Libor+4.50%(*)	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥14,405,735 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥12,952,000 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,627,078 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥29,307,288 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$106,346 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

(*)Rates comprising LIBOR + contractually defined spread.

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Notes to the Quarterly Financial Information

(i)	Payment schedule – accounting balances as of March 31, 2017

									2023 to
			2017	2018	2019	2020	2021	2022	2038	TOTAL
LOCAL CURRENCY
Debentures			315,156	894,272	1,009,264	420,208	198,445	177,932	254,883	3,270,160
Brazilian Federal Savings Bank			45,431	64,598	66,586	68,885	72,422	76246	773,274	1,167,442
BNDES			65,994	97,969	111,938	93,941	93,497	93,497	535,458	1,092,294
Leases			11,218	28,214	29,699	31,313	33,067	34,975	385,695	554,181
Other			570	1,458	1,360	1,360	1,360	1,360	3,970	11,438
Interest and charges			57,327	12,359	-	-	-	-	-	69,686
TOTAL IN LOCAL CURRENCY			495,696	1,098,870	1,218,847	615,707	398,791	384,010	1,953,280	6,165,201
FOREIGN CURRENCY
BID			132,944	106,850	106,850	106,850	106,850	106,850	1,049,495	1,716,689
BIRD			-	-	8,604	17,208	17208	17,208	197,824	258,052
Deutsche Bank			-	237,630	229,429	-	-	-	-	467,059
Eurobonds			-	-	-	1,105,855	-	-	-	1,105,855
JICA			32,372	64,745	109,799	109,799	109,799	109,799	1,118,570	1,654,883
BID 1983AB			75,859	75,353	56,056	54,379	24,372	24,372	22,241	332,632
Interest and charges			41,098	-	-	-	-	-	-	41,098
TOTAL	IN	FOREIGN
CURRENCY			282,273	484,578	510,738	1,394,091	258,229	258,229	2,388,130	5,576,268
Overall Total			777,969	1,583,448	1,729,585	2,009,798	657,020	642,239	4,341,410	11,741,469

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ITR – Quarterly Information Form – 03/31/2017 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO      Version : 1

Notes to the Quarterly Financial Information

(i) Main events in the three-month period ended March 31, 2017

(a) Debentures

As of January 16, 2017, the Company amortized the second installment of the 17th issue of series 1, totaling R$140,144.

As of February 15, 2017, the Company fully paid the 15th issue of series 1, totaling R$104,809, referring to principal and interest.

(b) BNDES

As of March 15, 2017, the Company raised R$170,000, corresponding to agreement 15.2.0313.1 -BNDES 2015.

(c) JICA

In 2017, funding totaled R$20,243, referring to agreement BZ-P19 (JICA 19).

(d) BID

In 2017, funding and amortization totaled R$22,463 and R$35,870, respectively, referring to agreement BID 2202.

(e) Exchange rate changes

The US dollar rate exchange decreased 2.8%, from R$3.2591 as of December 31, 2016 to R$3.1684 in March 31, 2017, decreasing debt by R$111,933. In the same period, the Yen increased 1.9%, from R$0.02792 in December 31, 2016 to R$0.02844 in March 31, 2017, increasing debt by R$30,312.

(ii) Covenants

As of March 31, 2017, the Company had met the requirements set forth by its borrowings and financing agreements.

The goals of the Performance Improvement Agreement (AMD), dated May 28, 2007 and amended on August 22, 2012, entered into between SABESP and the Federal Government, with the Brazilian Federal Savings Bank and the BNDES as intervening parties, expired on December 31, 2016 and were not renewed, pursuant to article 2 of Normative Instruction 6, of March 14, 2013.

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Notes to the Quarterly Financial Information

(iii) Borrowings and financing – Credit Limited

Agent	March 31, 2017
(in millions of reais (*))
Brazilian Federal Savings Bank	1,678
Brazilian Development Bank	1,545
Inter-American Development Bank – BID	490
Japan International Cooperation Agency – JICA	223
International Bank for Reconstruction and Development – BIRD	58
Other	38
Total	4,032

(*)Exchange rate as of March 31, 2017 (US$1.00 = R$3.1684; ¥1.00 = R$0.028440).

SABESP, in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Additional information on borrowings and financing is presented in Note 16 to the Annual
Financial Statements as of December 31, 2016.

16	Taxes payable (a) Current assets

	March 31, 2017	December 31, 2016
Recoverable taxes
Income tax and social contribution	-	32,365
Withholding income tax (IRRF) on financial investments	10,984	7,057
Other federal taxes	2,961	2,961
Other municipal taxes	250	250
Total	14,195	42,633

The reduction in recoverable taxes is mainly due to a decrease in “income tax and social contribution” item, which was offset by these taxes in the period.

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Notes to the Quarterly Financial Information

(b) Current liabilities

	March 31, 2017	December 31, 2016
Taxes and contributions payable
Cofins and Pasep	68,866	49,132
Income tax and social contribution	32,547	-
INSS (Social Security contribution)	35,061	35,376
IRRF (withholding income tax)	1,354	62,771
Other	30,926	21,478
Total	168,754	168,757

17 Deferred taxes and contributions

(a) Statement of financial position details

	March 31, 2017	December 31, 2016
Deferred income tax assets
Provisions	528,019	524,129
Actuarial loss –G1 Plan	85,044	85,044
Pension obligations – G1	166,943	167,922
Donations of underlying asset on concession agreements	57,130	57,317
Allowance for doubtful accounts	257,899	266,757
Other	152,184	151,247
Total deferred tax assets	1,247,219	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(483,509)	(492,341)
Capitalization of borrowing costs	(392,583)	(374,512)
Profit on supply to governmental entities	(89,959)	(92,365)
Construction margin	(91,052)	(91,790)
Borrowing costs	(14,796)	(15,063)
Total deferred tax liabilities	(1,071,899)	(1,066,071)

Deferred tax asset, net	175,320	186,345

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Notes to the Quarterly Financial Information

(b)    Changes

	December 31,	Net	March 31,
Deferred income tax assets	2016	change	2017
Provisions	524,129	3,890	528,019
Actuarial loss – G1	85,044	-	85,044
Pension obligations - G1	167,922	(979)	166,943
Donations of underlying assets on concession agreements	57,317	(187)	57,130
Allowance for doubtful accounts	266,757	(8,858)	257,899
Other	151,247	937	152,184
Total	1,252,416	(5,197)	1,247,219

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	8,832	(483,509)
Capitalization of borrowing costs	(374,512)	(18,071)	(392,583)
Profit on supply to governmental entities	(92,365)	2,406	(89,959)
Construction margin	(91,790)	738	(91,052)
Borrowing costs	(15,063)	267	(14,796)
Total	(1,066,071)	(5,828)	(1,071,899)

Deferred tax asset, net	186,345	(11,025)	175,320

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Notes to the Quarterly Financial Information

	December 31,	Net	March 31,
Deferred income tax assets	2015	change	2016
Provisions	480,378	34,886	515,264
Pension obligations - G1	256,808	8,709	265,517
Donations of underlying asset on concession
agreements	53,206	146	53,352
Credit losses	213,171	11,416	224,587
Tax losses	58,829	(58,829)	-
Other	121,550	7,730	129,280
Total	1,183,942	4,058	1,188,000

Deferred income tax liabilities
Temporary difference on concession of
intangible asset	(524,495)	7,719	(516,776)
Capitalization of borrowing costs	(309,648)	(10,681)	(320,329)
Profit on supply to governmental entities	(81,055)	(2,523)	(83,578)
Actuarial gain – G1	(33,726)	-	(33,726)
Construction margin	(94,921)	824	(94,097)
Borrowing costs	(11,855)	(442)	(12,297)
Total	(1,055,700)	(5,103)	(1,060,803)

Deferred tax asset, net	128,242	(1,045)	127,197

		March 31,	December 31,
		2017	2016

Opening balance		186,345	128,242
Net change in the period:
- corresponding entry in the statement of income		(11,025)	(60,667)
- corresponding entry in equity valuation adjustments		-	118,770

Total change, net		(11,025)	58,103
Closing balance		175,320	186,345

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Notes to the Quarterly Financial Information

(c) Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	March 31, 2017	March 31, 2016

Profit before income taxes	1,035,827	968,823
Statutory rate	34%	34%

Computed expense at statutory rate	(352,181)	(329,400)
Permanent differences
Provision – Law 4,819/58 (i)	(14,945)	(17,108)
Donations	(222)	(92)
Other differences	5,883	6,566

Actual income tax and social contribution	(361,465)	(340,034)

Current income tax and social contribution	(350,440)	(338,989)
Deferred income tax and social contribution	(11,025)	(1,045)
Effective rate	35%	35%

(i) Permanent difference related to the provision for actuarial liability (Note 19 b (iii)).

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Notes to the Quarterly Financial Information

18 Provisions

(a) Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.15 to the Annual Financial Statements as of December 31, 2016. Management believes that the provisions are sufficient to cover eventual losses, net of escrow deposits, as follows:

						December
		Escrow	March 31,		Escrow	31,
	Provisions	deposits	2017	Provisions	deposits	2016
Customer claims (i)	557,879	(91,591)	466,288	572,210	(97,171)	475,039
Supplier claims (ii)	341,572	(253,525)	88,047	332,667	(251,510)	81,157
Other civil claims (iii)	126,907	(13,463)	113,444	131,286	(12,652)	118,634
Tax claims (iv)	75,543	(3,010)	72,533	69,898	(2,986)	66,912
Labor claims (v)	290,169	(4,629)	285,540	285,413	(3,202)	282,211
Environmental claims (vi)	160,927	(970)	159,957	150,084	(962)	149,122
Total	1,552,997	(367,188)	1,185,809	1,541,558	(368,483)	1,173,075

Current	712,963	-	712,963	730,334	-	730,334
Noncurrent	840,034	(367,188)	472,846	811,224	(368,483)	442,741

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Notes to the Quarterly Financial Information

(II) Changes

			Interest
			and	Use of	Amounts
	December	Additional	inflation	the	not used	March 31,
	31, 2016	provision	adjustment	accrual	(reversal)	2017
Customer claims (i)	572,210	7,188	10,842	(28,459)	(3,902)	557,879
Supplier claims (ii)	332,667	5,891	13,035	(9,878)	(143)	341,572
Other civil claims (iii)	131,286	3,167	3,721	(3,428)	(7,839)	126,907
Tax claims (iv)	69,898	2,392	3,473	(192)	(28)	75,543
Labor claims (v)	285,413	11,950	10,176	(8,628)	(8,742)	290,169
Environmental claims (vi)	150,084	7,518	4,592	(970)	(297)	160,927
Subtotal	1,541,558	38,106	45,839	(51,555)	(20,951)	1,552,997
Escrow deposits	(368,483)	(6,627)	(3,050)	8,274	2,698	(367,188)
Total	1,173,075	31,479	42,789	(43,281)	(18,253)	1,185,809

			Interest
			and	Use of	Amounts
	December	Additional	inflation	the	not used	March 31,
	31, 2015	provisions	adjustment	accrual	(reversal)	2016
Customer claims (i)	561,061	18,788	34,563	(8,579)	(8,278)	597,555
Supplier claims (ii)	296,660	3,545	22,519	(11,141)	(25)	311,558
Other civil claims (iii)	124,833	4,018	6,594	(598)	(2,062)	132,785
Tax claims (iv)	62,812	367	2,753	(263)	(1,701)	63,968
Labor claims (v)	283,991	7,988	7,749	(9,664)	(9,050)	281,014
Environmental claims (vi)	83,520	36,385	12,690	-	(3,991)	128,604
Subtotal	1,412,877	71,091	86,868	(30,245)	(25,107)	1,515,484
Escrow deposits	(330,663)	(22,089)	(11,673)	47	1,122	(363,256)
Total	1,082,214	49,002	75,195	(30,198)	(23,985)	1,152,228

(b) Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured. Contingent liabilities are represented as follows:

	March 31, 2017	December 31, 2016
Customer claims (i)	276,200	306,500
Supplier claims (ii)	1,493,900	1,422,000
Other civil claims (iii)	722,000	709,400
Tax claims (iv)	1,170,500	1,143,000
Labor claims (v)	547,900	533,600
Environmental claims (vi)	3,450,000	3,317,600
Total	7,660,500	7,432,100

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Notes to the Quarterly Financial Information

(c) Explanation on the nature of main classes of lawsuits

(i) Customer claims

Approximately 1,110 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 700 lawsuits in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits in which customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels.

(ii) Supplier claims

These claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts.

(iii) Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels.

(iv) Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management.

(v) Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels.

(vi) Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

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Notes to the Quarterly Financial Information

(d) Guarantee insurance for escrow deposit

The Company contracts guarantee insurance for the issue of policy, which was renewed on May 24, 2016, in the amount of R$500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

From May 24, 2016 to March 31, 2017, the Company used R$50,586 of the total contracted amount.

Additional information on provisions and contingent liabilities is presented in Note 19 to the Annual Financial Statements as of December 31, 2016.

19 Employees benefits (a) Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

. Company: 12.2% on average, of gross payroll;

. Participating employees: 3.21% of base salary and premiums, equivalent to 2.9% of payroll, on average.

(b) Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities as of December 31, 2016	753,170
Expenses recognized in 2017	11,550
Payments made in 2017	(14,429)
Pension plan liabilities as of March 31, 2017 (i)	750,291

Unfunded plan – G0
Pension plan liabilities as of December 31, 2016	2,512,080
Expenses recognized in 2017	65,718
Payments made in 2017	(40,060)
Pension plan liabilities as of March 31, 2017 (iii)	2,537,738

Total	3,288,029

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Notes to the Quarterly Financial Information

(i) G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("G1 Plan"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

. 1.21% of the portion of the salary of participation up to 20 salaries; and

. 10.24% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of March 31, 2017, SABESP had a net actuarial liability of R$750,291 (R$753,170 as of December 31, 2016) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

(ii) Private pension plan benefits – Defined contribution

As of March 31, 2017, Sabesprev Mais plan, based on defined contribution, had 9,424 active and assisted participants (9,453 as of December 31, 2016).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

(iii) PlanG0

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of March 31, 2017, the Company recorded a defined benefit obligation for Plan G0 of R$2,537,738 (R$2,512,080 as of December 31, 2016).

(c) Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December 2017. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.

From January to March 2017 and 2016, R$21,077 and R$18,729, respectively, were accrued.

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Notes to the Quarterly Financial Information

20 Servicespayable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances as of March 31, 2017 and December 31, 2016 were R$437,215 and R$460,054, respectively.

21 Equity

(a) Authorized capital

The Company is authorized to increase capital by up to R$15,000,000, based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

(b) Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of March 31, 2017 and December 31, 2016, held as follows:

	March 31, 2017		December 31, 2016
	Number of		Number of
	shares	%	shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	205,558,732	30.07%	206,955,305	30.28%
The Bank of New York ADR Department
(equivalent in shares) (*)	132,354,213	19.37%	132,401,813	19.37%
Other	2,072,639	0.30%	628,466	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*) each ADR corresponds to 1 share.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 22 to the Annual Financial Statements as of December 31, 2016.

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Notes to the Quarterly Financial Information

22 Earnings per share Basic anddiluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to	January to
	March 2017	March 2016

Equity attributable to Company’s owners	674,362	628,789
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.98662	0.91994

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Notes to the Quarterly Financial Information

23 Operating segment information

Management, comprised by the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

		January to March 2017
		Reconciliation to	Balance as per
		the statement of	financial
	Sanitation (i)	income (ii)	statements
Gross operating revenue	3,029,291	722,928	3,752,219
Gross sales deductions	(193,394)	-	(193,394)
Net operating revenue	2,835,897	722,928	3,558,825
Costs, selling and administrative expenses	(1,832,001)	(707,229)	(2,539,230)
Income from operations before other
operating expenses, net and equity
accounting	1,003,896	15,699	1,019,595
Other operating income / (expenses), net			10,564
Equity accounting			1,870
Financial result, net			3,798
Income from operations before taxes			1,035,827
Depreciation and amortization	331,948	-	331,948

(i)	See note 29 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived assets;
(ii)	Construction revenue and related costs not reported to the Company’s chief operating decision maker (“CODM”).

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Notes to the Quarterly Financial Information

	January to March 2016
		(Restated)
		Reconciliation to	Balance as per
		the financial	financial
	Sanitation (i)	statements (ii)	statements
Gross operating revenue	2,570,628	625,280	3,195,908
Gross sales deductions	(168,066)	-	(168,066)
Net operating revenue	2,402,562	625,280	3,027,842
Costs, selling, general and administrative
expenses	(1,794,362)	(612,386)	(2,406,748)
Income from operations before other
operating expenses, net and equity
accounting	608,200	12,894	621,094
Other operating income / (expenses), net			5,482
Equity accounting			2,087
Financial result, net			340,160
Income from operations before taxes			968,823
Depreciation and amortization	284,656	-	284,656

(i)	See note 29 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived assets;
(ii)	Construction revenue and related costs not reported to the Company’s chief operating decision maker (“CODM”).

Explanation on the reconciliation items for the Financial Statements. The impacts on gross operating income and costs are as follows:

	January to March	January to March
	2017	2016

Gross revenue from construction recognized under ICPC 1
(R1) (a)	722,928	625,280
Construction costs recognized under ICPC 1 (R1) (a)	(707,229)	(612,386)

Construction margin	15,699	12,894

(a)	Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Notes 13 (c) and (f).

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Notes to the Quarterly Financial Information

24 Operating revenue

(a) Revenue from sanitation services:

	January to March de	January to March
	2017	2016

São Paulo Metropolitan Region	2,108,248	1,750,611
Regional Systems (i)	921,043	820,017
Total (ii)	3,029,291	2,570,628

(i) Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii) The gross operating revenue from sanitation services, totaling R$3,029,291, not including construction revenue, increased by R$458,663, or 17.8%, when compared to the R$2,570,628 recorded from January 1, 2016 to March 31, 2016.

The main factors responsible for the increase were the 8.4% tariff adjustment since May 2016, the 6.0% increase in the total billed volume in the first quarter of 2016 versus the first quarter of 2017.

Revenue was also impacted by the Water Consumption Reduction Incentive Program (Bonus), a R$153,766 decrease in the first quarter of 2016, and by the application of the Contingency Tariff, totaling R$160,570 in the first quarter of 2016.

(b)	Reconciliation between gross operating income and net operating income:

	January to March	January to March
	2017	2016

Revenue from sanitation services	3,029,291	2,570,628
Construction revenue (Note 13 (c))	722,928	625,280
Sales tax	(193,394)	(168,066)
Net revenue	3,558,825	3,027,842

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Notes to the Quarterly Financial Information

25 Operating costs and expenses

	January to March	January to March
	2017	2016
Cost of services
Salaries, payroll charges and benefits	417,423	386,137
Pension obligations	10,970	22,438
Construction costs (Note 13 (c))	707,229	612,386
General supplies	34,520	34,996
Treatment supplies	71,268	75,097
Outside services	194,236	191,329
Electricity	199,326	239,591
General expenses	125,345	114,196
Depreciation and amortization	301,099	265,106
	2,061,416	1,941,276

Selling expenses
Salaries, payroll charges and benefits	65,266	60,702
Pension obligations	1,603	2,928
General supplies	972	876
Outside services	60,249	62,195
Electricity	177	231
General expenses	21,786	19,944
Depreciation and amortization	2,491	2,324
Bad debt expenses, net of recoveries (Note 8 (c))	86,136	56,078
	238,680	205,278

Administrative (income) expenses
Salaries, payroll charges and benefits	47,506	43,987
Pension obligations	45,659	58,110
General supplies	499	342
Outside services	28,269	28,886
Electricity	205	579
General expenses	62,801	90,508
Depreciation and amortization	28,358	17,226
Tax expenses	25,837	20,556
	239,134	260,194

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Notes to the Quarterly Financial Information

	January to March	January to March
	2017	2016
Total costs and expenses
Salaries, payroll charges and benefits	530,195	490,826
Pension obligations	58,232	83,476
Construction costs (Note 13 (c))	707,229	612,386
General supplies	35,991	36,214
Treatment supplies	71,268	75,097
Outside services	282,754	282,410
Electricity	199,708	240,401
General expenses	209,932	224,648
Depreciation and amortization	331,948	284,656
Tax expenses	25,837	20,556
Bad debt expenses, net of recoveries (Note 8 (c))	86,136	56,078
	2,539,230	2,406,748

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Notes to the Quarterly Financial Information

26 Financial Income (Expenses)

	January to	January to
	March 2017	March 2016
Financial expenses
Interest and charges on borrowings and financing – local currency	(64,850)	(95,220)
Interest and charges on borrowings and financing – foreign currency	(22,182)	(37,585)
Other financial expenses	(23,251)	(22,939)
Income tax over international remittance	(3,608)	(4,016)
Inflation adjustment on borrowings and financing	(21,794)	(52,945)
Inflation adjustment on Sabesprev Mais deficit	-	(368)
Other inflation adjustments	(6,933)	(8,244)
Interest and inflation adjustments on provisions	(23,870)	(62,039)
Total financial expenses	(166,488)	(283,356)

Financial income
Inflation adjustment gains	20,449	54,704
Income on short-term investments	55,414	53,274
Interest income	8,246	32,686
COFINS and PASEP	(3,932)	(6,555)
Other	442	6,088
Total financial income	80,619	140,197

Financial income (expenses), net before exchange rate changes	(85,869)	(143,159)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (i)	89,442	483,296
Other exchange rate changes	(54)	(16)
Exchange gains	279	39
Exchange rate changes, net	89,667	483,319

Financial income (expenses), net	3,798	340,160

(i)	The change in expenses mainly reflects the 2.8% depreciation of the U.S. dollar against the real in 2017 and the 1.9% appreciation of the Yen in 2017, compared to the depreciation presented in the same period in 2016 (8.9% and 2.4%, respectively).

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Notes to the Quarterly Financial Information

27 Other operating income (expenses), net

	January to	January to
	March 2017	March 2016

Other operating income, net	8,697	7,629
Other operating expenses	1,867	(2,147)

Other operating income (expenses), net	10,564	5,482

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating expenses consist mainly of derecognition of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

28 Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of March 31, 2017:

	April to
	December			More than
	2017	1-3 years	3-5 years	5 years	Total
Contractual obligations –
Expenses	1,088,603	1,852,682	427,378	1,325,858	4,694,521
Contractual obligations –
Investments	1,055,190	2,494,156	1,097,974	6,356,411	11,003,731

Total	2,143,793	4,346,838	1,525,352	7,682,269	15,698,252

The main commitment refers to São Lourenço PPP. See Note 13 (h).

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Notes to the Quarterly Financial Information

29 Supplemental cash flow information

	January to	January to
	March 2017	March 2016

Total additions to intangible assets (Note 13 (b))	734,828	652,480

Items not affecting cash (see breakdown below)	(213,942)	(251,502)

Total additions to intangible assets as per statement of cash flows	520,886	400,978

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (e))	166,223	123,717
Contractors payable	(81,182)	(44,689)
Public Private Partnership - São Lourenço PPP (Note 13 (h))	113,202	156,765
Leases	-	2,815
Construction margin (Notes 13 (f) and 23)	15,699	12,894
Total	213,942	251,502

30 Events after the reporting period

·    Implementation of the SAP ERP - Enterprise Resource Planning System

On April 10, 2017, SABESP implemented the Enterprise Resource Planning – SAP ERP, that comprises a series of programs, integrating all information of the Company’s processes in a single database.

·    Protocol of Intentions with the municipality of Guarulhos

On April 10, 2017, SABESP executed a Protocol of Intentions with the municipality of Guarulhos for the preparation of studies and evaluations aiming to resolve commercial relations and existing debts between the municipality and the Company.

·    News published by the press concerning alleged irregularities in two contracts with Odebrecht

On April 25, 2017, the Company issued a Notice to the Market about news published by the press concerning alleged irregularities in two contracts with Odebrecht, as per statements made by one of its former executives in a plea bargain deposition.

Internal procedures were carried out to determine if there were indications of alleged irregularities in the contracts mentioned and it was concluded that there is no evidence of irregularities in these contracts.

Any new factor or indication will lead to new diligence on the part of the Company.

·    SABESP’S Second Ordinary Tariff Revision - New Schedule

On April 26, 2017, the Regulatory Agency of Sanitation and Energy of the State of São Paulo (ARSESP – Agência Reguladora de Saneamento e Energia do Estado de São Paulo) published a Notice changing the timeline for the initial stage of SABESP’s Tariff Revision.

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Notes to the Quarterly Financial Information

The Preliminary Maximum Average Tariff ("Preliminary P0") will be disclosed up until June 30, 2017.

The Final Maximum Average Tariff ("Final P0") will be maintained up until April 10, 2018.

·    General Shareholders’ Meeting

On April 28, 2017 it was held the Annual Shareholders’ Meeting, which made the following decisions:

· Approval of the Company’s financial statements for the fiscal year ended December 31, 2016;

· Allocation of the profit for the year 2016;

· Election of Mr. Francisco Luiz Sibut Gomide to compose the Board of Directors; and

· Election of effective and alternate members to the Fiscal Council.

·    SABESP’S Second Ordinary Tariff Revision

On May 10, 2017, the Company’s Board of Executive Officers resolved to file, on May 11, 2017, a formal request to the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP – Agência Reguladora de Saneamento e Energia do Estado de São Paulo) to postpone, for 30 days, the schedule of the currently ongoing tariff revision, with the following objectives:

·consider, in this stage, the technical report prepared by SABESP regarding the exclusion of pipelines carried out during the first cycle, requesting its incorporation in the calculation of the preliminary P0; and

· provide additional clarifications and information on the Business Plan, as requested by ARSESP.

·    SABESP’S Second Ordinary Tariff Revision

On May 11, 2017, the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo), regarding Sabesp's request, published Resolution No. 722, in which ARSESP:

(i) grants to the Company the additional time requested to supplement and submit the information for the initial stage of the preliminary tariff revision process; and

(ii) announces that it will disclose, up to May 19, the new schedule for the initial stage of the 2nd Ordinary Tariff Revision of Sabesp, as a result of the additional time granted to submit the information.

· Memorandum of understanding with the municipality of Santo André

On May 11, 2016, the Company entered into a Memorandum of Understanding with the municipality of Santo André, in order to prepare studies and evaluations to govern commercial relations and debts between the municipality and the Company.

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Notes to the Quarterly Financial Information

· 21 st debenture issue

On May 12, 2017, Sabesp's Board of Directors approved the issuance of the 21 st issue of simple, non-convertible unsecured debentures in up to two (2) series, for public distribution, with restricted placement efforts, Pursuant to CVM Instruction 476 of January 16, 2009, in the total amount of R $ 500,000. The proceeds from the issuance of the Debentures will be allocated to the refinancing of outstanding financial commitments in 2017 and to the Company's cash recovery.

· Studies for the Company’s Capitalization

On May 12, 2017, Sabesp announces to its shareholders and to the market in general that, the State Privatization Program's Board, established by the State Law 9.361, dated as of July 5th, 1996, unanimously resolved, on this date ("Resolution"):

(i) To proceed with studies on alternatives for the Capitalization of Sabesp ("Capitalization");

(ii) The hiring, by Sabesp, of the International Finance Corporation ("IFC"), an institution bound to the World Bank; and

(iii) The conclusion of an agreement between Sabesp and the São Paulo State Government, through the Secretariat of Sanitary and Water Resources and the Secretariat of Finance, to delineate the scope of the IFC's hiring and to govern the relationship between the contracting parties, including proportional reimbursement of expenses.

The proposed Capitalization provides the establishment of a new company to exercise Sabesp's direct corporate control after the conference of the totality of share interest owned by the São Paulo State Government into the stock capital of the new company. São Paulo State Government will continue, under any circumstances, to hold sufficient shareholding interest to assure the exercise of Sabesp's majority corporate control, as provided by law. The purpose of the Capitalization is to overcome financial restrictiveness and preserve the expansion of the activities of universalization of basic sanitation services promoted by the Company.

If further studies are implemented, new information will be disclosed regarding the possible Capitalization, which, if continued, may provide for the admission of institutional investors in order to fund the new company's share capital, allowing to strengthen Sabesp's corporate governance and business efficiency in order to preserve the development of its activities of universal sanitation services in the São Paulo State.

During this process the Company will disclose any relevant developments over this subject.

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Comments on the Company’s Projections

Comments on the Company’s projections

The projections presented in the Reference Form are annual and not on a quarterly basis. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs on annual basis and are disclosed in the Reference Form.

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Other Information Deemed as Relevant by the Company

1. CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS,
MANAGEMENT AND OUTSTANDING SHARES
Position as of March 31, 2017
	Number of		Total Number of
Shareholder	Common Shares	%	Shares	%
	(units)		(units)
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,584	49.7%	339,985,584	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS,
MANAGEMENT AND OUTSTANDING SHARES
Position as of March 31, 2016
	Number of		Total
Shareholder	Common Shares	%	Number of Shares	%
	(units)		(units)
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors		-		-
Executive Officers	-	-	-	-
Fiscal Council	15	-	15	-
Treasury shares	-	-	-	-
Other shareholders
Total	343,524,300	50.3%	343,524,300	50.3%
Outstanding shares	339,985,569	49.7%	339,985,569	49.7%

2.	SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND
CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company:			Position as of March 31, 2017
CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			(shares)

	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Report on Special Review

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Review report on the interim financial statements – ITR

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do Estado de São Paulo – SABESP São Paulo – SP

Introduction

We have reviewed the interim financial information of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“The Company”), included in the Quarterly Financial Information – ITR referring to the quarter ended March 31, 2017, comprising the balance sheet as of March 31, 2017 and the related statement of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with accounting standard CPC 21(R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on review engagements NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively. A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Quarterly Information Form - ITR referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Other matters

Statement of value added

We have also reviewed the statements of value added (DVA) for the three-month period ended March 31, 2017, prepared under the responsibility of the Company’s management, whose presentation on the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission – CVM applicable to the preparation of Quarterly Information - ITR, and considered as supplementary information by IFRS, which does not require this disclosure. These statements were subject to the same review procedures described above, and based on our review, nothing has come to our attention that causes us to believe that it is not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

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Corresponding figures

The corresponding information and figures related to the statement of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2016 were audited by another independent auditor who issued a report dated May 12, 2016 without qualification. The corresponding information and figures of Statement of value added (DVA) for the three-month period ended March 31, 2016, were subject to the same review procedures by previous independent auditor, and, based on their review, nothing has come to their attention that causes them to believe that it was not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, May 12, 2017.

KPMG Auditores Independentes
CRC 2SP014428/O-6

(Original report in Portuguese signed by)
Marcelo Gavioli
CRC 1SP201409/O-1

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 29, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.